Mail Stop: 3628
                                                            September 13, 2019

David Rands
Chief Financial Officer
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
2200 Ferdinand Porsche Drive
Hernson, Virginia 20171

       Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC Registration Statement on Form SF-3
              Filed August 23, 2019
              File No. 333-233424

Dear Mr. Rands:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Sponsor, page 46

   1. Please tell us whether ongoing civil litigation relating to TDI diesel engines, in which
      VW Credit Inc., is involved, is material to the securities that you are registering. If so, please revise this section and your disclosure on legal proceedings as appropriate or confirm that you will provide current descriptions of any pending litigation at the time of each offering pursuant to Items 1104 and 1117 of Regulation AB.

Description of the Transaction Documents   Requests to Repurchase and Dispute
Resolution,
page 90

   2. We note your disclosure that "[i]f more than one investors directs the indenture trustee in connection with a request to purchase, the indenture trustee will act at the direction of the investors holding a majority of the outstanding note balance of the notes held by such directing investors." It is unclear to us that this would allow any investor to utilize the
 David Rands
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
September 13, 2019
Page 2

       dispute resolution proceeding. Please tell us why it is appropriate to impose this limitation on investors before they are able to utilize the dispute resolution provision.
       Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting
Release.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any questions.


                                                             Sincerely,

                                                             /s/ Katherine Hsu

                                                             Katherine Hsu
                                                             Office Chief
                                                             Office of
Structured Finance

cc:    Stuart M. Litwin, Mayer Brown LLP
       Kevin McDonald, VW Credit, Inc.